Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

THIRD QUARTERLY REPORT FOR 2017

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a third quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors to consider this quarterly report.

1.3	Mr. Wu Yong, Chairman of the Company, Mr. Hu Lingling, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Chief of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

1.4	The financial statements contained in the Company’s third quarterly financial report for 2017 have not been audited.

2.	THE OVERALL INFORMATION OF THE COMPANY

2.1	Principal financial data

Unit: ¥ Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/decrease at the end of the reporting period as compared with the end of last year (%)
Total assets	32,483,403,209	32,870,258,463	(1.18)
Net assets attributable to shareholders of listed company	28,375,860,061	28,054,057,540	1.15

	From the beginning of the year to the end of the reporting period (Jan-Sep)	From the beginning of last year to the end of the reporting period of last year (Jan-Sep)	Increase/decrease as compared with the same period of last year (%)
Net cash flow from operating activities	2,155,058,085	1,195,634,287	80.24

	From the beginning of the year to the end of the reporting period (Jan-Sep)	From the beginning of last year to the end of the reporting period of last year (Jan-Sep)	Increase/decrease as compared with the same period of last year (%)
Revenues from operation	13,167,657,172	12,666,213,585	3.96
Net profit attributable to shareholders of listed company	888,485,481	1,089,435,737	(18.45)
Net profit attributable to shareholders of listed company after extraordinary gain or loss	899,332,780	1,120,000,467	(19.70)
Weighted average return on net assets (%)	3.14	3.93	Decrease by 0.79 percentage point
Basic earnings per share (¥/share)	0.125	0.154	(18.83)
Diluted earnings per share (¥/share)	0.125	0.154	(18.83)

Note:	Return on net assets represents the difference between the amounts of “Increase/decrease as compared with the same period of last year (%)”.

Extraordinary gain or loss items and amounts

☒  Applicable    ☐   Not applicable

Unit: ¥ Currency: RMB

Item	Amount for the period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)
Gain or loss on disposal of non-current assets	(13,947,078)	(22,075,819)
Government grants included in profit or loss for the period, other than government grants closely related to the normal operation of the Company and granted on an on-going basis in accordance with specific standard amount or quantity in compliance with national policies	4,920,467	7,723,889
Write back of the provision for impairment of accounts receivable that is individually tested for impairment	400	800
Other non-operating income and expenses other than aforesaid items	760,555	772,957
Effect of minority interests (after tax)	(495,209)	(495,209)
Effect of income tax	2,132,715	3,226,083

Total	(6,628,150)	(10,847,299)

Note:	Extraordinary losses are expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Unit: Shares

Total number of shareholders (Number)	248,700

Shareholding of top ten shareholders

	Number of		Number of shares with selling	Subject to pledge or frozen
Name of shareholder (Full name)	shares held at the end of the period	Percentage (%)	restrictions held	Status of shares	Number	Nature of shareholder
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	None	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,448,601,722	20.45	—	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	100,285,292	1.42	—	Unknown	—	State-owned legal person
DEUTSCHE BANK AKTIENGESELLSCHAFT	96,502,695	1.36	—	Unknown	—	Other
Central Huijin Asset Management Co., Ltd.	85,985,800	1.21	—	Unknown	—	State-owned legal person
New China Life Insurance Company Ltd. — Dividend — Group Dividend — 018L —FH001 Hu	75,359,903	1.06	—	Unknown	—	Other
Kuwait State Investment Bureau — Self Fund	34,277,098	0.48	—	Unknown	—	Other
Zhou Rong	34,023,300	0.48	—	Unknown	—	Domestic natural person
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	0.43	—	Unknown	—	State-owned legal person
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other

Shareholding of top ten shareholders holding shares without selling restrictions

	Number of shares held without selling restrictions	Class and number of shares
Name of shareholders		Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	Renminbi-denominated ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,448,601,722	Renminbi-denominated ordinary shares	31,380,273
		Overseas listed foreign shares	1,417,221,449
China Securities Finance Corporation Limited	100,285,292	Renminbi-denominated ordinary shares	100,285,292
DEUTSCHE BANK AKTIENGESELLSCHAFT	96,502,695	Renminbi-denominated ordinary shares	96,502,695
Central Huijin Asset Management Co., Ltd.	85,985,800	Renminbi-denominated ordinary shares	85,985,800
New China Life Insurance Company Ltd. — Dividend — Group Dividend —018L — FH001 Hu	75,359,903	Renminbi-denominated ordinary shares	75,359,903
Kuwait State Investment Bureau — Self Fund	34,277,098	Renminbi-denominated ordinary shares	34,277,098
Zhou Rong	34,023,300	Renminbi-denominated ordinary shares	34,023,300
Taiyuan Iron & Steel (Group) Company Limited	30,781,989	Renminbi-denominated ordinary shares	30,781,989
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600

Shareholding of top ten shareholders holding shares without selling restrictions

	Number of shares held without selling	Class and number of shares
Name of shareholders	restrictions	Class	Number
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or concerted parties as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	31,380,273 A shares and 1,417,221,449 H shares of the Company were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

2.3	Total number of preference shareholders, shareholding of top ten preference shareholders and top ten preference shareholders holding shares without selling restrictions at the end of the reporting period

☐	Applicable ☒ Not applicable

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☒ Applicable ☐ Not	applicable

Unit: ¥ Currency: RMB

Balance Sheet	Item	30 Sep 2017	31 Dec 2016	Movement (%)	Major reason analysis
(1)	Prepayments	124,273,862	29,210,797	325.44	Increase in prepayments for procurement of materials.
(2)	Other Current Assets	58,796,155	156,071,675	(62.33)	Decrease in input VAT which has not been received or verified for the period.
(3)	Construction-in-progress	1,294,518,100	790,308,239	63.80	The repair and renovation of EMU trains and passenger car(s) transferred from fixed assets to construction-in- progress.
(4)	Trade payables	2,111,357,028	2,908,708,617	(27.41)	The payment for outstanding construction and equipment fees, fees for procurement of materials, and repair charges of last year.
(5)	Receipts in advance	180,431,371	295,088,301	(38.86)	Decrease in receipt of transportation service fees in advance.
(6)	Dividends payable	223,245,430	15,542,144	1,336.39	The final cash dividend of 2016 payable to GR Group in the current period has not been paid.

Cash Flow Statement	Item	Jan-Sep 2017	Jan-Sep 2016	Movement (%)	Major reason analysis
(1)	Net cash flows from operating activities	2,155,058,085	1,195,634,287	80.24	An increase in the received transportation fee and service fee from the provision of railway operation service.
(2)	Net cash flows from investing activities	(1,712,546,415)	(1,369,307,554)	25.07	An increase in construction-in-progress investment expenditure.
(3)	Net cash flows from financing activities	(356,326,856)	(566,682,960)	(37.12)	The final cash dividend of 2016 payable to GR Group in the current period has not been paid.

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐ Applicable ☒ Not	applicable

3.3	Commitments which have not been fulfilled during the reporting period

☐ Applicable ☒ Not	applicable

3.4	Caution and explanation as to the anticipated loss of accumulated net profit from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

☐ Applicable ☒ Not	applicable

Name of Company	Guangshen Railway Company Limited
Legal Representative	Wu Yong
Date	25 October 2017

4.	APPENDIX

4.1	FINANCIAL STATEMENTS

Combined Balance Sheet

30 September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Balance at the end of the period	Balance at the beginning of the year
Current assets:
Bank balances and cash	1,553,840,993	1,467,656,179
Trade receivables	3,444,663,626	3,364,365,517
Prepayments	124,273,862	29,210,797
Interests receivable	704,382	1,210,695
Other receivables	157,192,666	143,997,504
Inventories	366,403,025	332,607,262
Other current assets	58,796,155	156,071,675

Total current assets	5,705,874,709	5,495,119,629

Non-current assets:
Available-for-sale financial assets	53,825,879	53,825,879
Long-term receivables	32,946,745	31,406,345
Long-term equity investments	175,670,217	167,604,059
Fixed assets	23,152,930,467	24,276,446,805
Constructions-in-progress	1,294,518,100	790,308,239
Intangible assets	1,592,316,533	1,626,443,846
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	13,550,350	7,824,407
Deferred income tax assets	100,657,916	79,929,375
Other non-current assets	79,857,687	60,095,273

Total non-current assets	26,777,528,500	27,375,138,834

Total assets	32,483,403,209	32,870,258,463

Combined Balance Sheet (Continued)

30 September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Balance at the end of the period	Balance at the beginning of the year
Current liabilities:
Trade payables	2,111,357,028	2,908,708,617
Receipts in advance	180,431,371	295,088,301
Staff remuneration payable	218,943,264	206,341,669
Tax payable	185,456,132	180,869,344
Dividends payable	223,245,430	15,542,144
Other payables	1,041,227,356	1,057,960,605

Total current liabilities	3,960,660,581	4,664,510,680

Non-current liabilities:
Deferred income	106,132,937	106,809,538
Deferred income tax liabilities	67,013,912	68,883,455

Total non-current liabilities	173,146,849	175,692,993

Total liabilities	4,133,807,430	4,840,203,673

Owners’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,562,737,107	11,562,737,107
Surplus reserves	2,825,593,469	2,825,593,469
Retained earnings	6,903,992,485	6,582,189,964

Total equity attributable to owners of the parent	28,375,860,061	28,054,057,540

Minority interests	(26,264,282)	(24,002,750)

Total owners’ equity	28,349,595,779	28,030,054,790

Total liabilities and owners’ equity	32,483,403,209	32,870,258,463

Chairman: Wu Yong     General Manager : Hu Lingling    Chief Accountant : Tang Xiangdong    Chief of Finance Department: Lin Wensheng

Company Balance Sheet

30 September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Balance at the end of the period	Balance at the beginning of the year
Current assets:
Bank balances and cash	1,524,940,182	1,449,474,716
Trade receivables	3,436,550,862	3,351,364,676
Prepayments	124,024,050	29,159,588
Interests receivable	639,069	1,193,820
Dividends receivable	—	2,321,954
Other receivables	206,393,505	192,183,276
Inventories	360,875,147	327,818,554
Other current assets	57,568,611	154,964,591

Total current assets	5,710,991,426	5,508,481,175

Non-current assets:
Available-for-sale financial assets	52,108,000	52,108,000
Long-term receivables	32,946,745	31,406,345
Long-term equity investments	258,791,676	250,725,518
Fixed assets	23,056,050,771	24,174,449,267
Constructions-in-progress	1,293,536,656	788,894,079
Intangible assets	1,286,907,898	1,312,536,580
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	13,269,799	7,667,192
Deferred income tax assets	112,093,414	91,362,055
Other non-current assets	50,381,702	30,489,472

Total non-current assets	26,437,341,267	27,020,893,114

Total assets	32,148,332,693	32,529,374,289

Company Balance Sheet (Continued)

30 September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Balance at the end of the period	Balance at the beginning of the period
Current liabilities:
Trade payables	2,078,859,243	2,877,592,330
Receipts in advance	179,337,248	294,377,879
Staff remuneration payable	214,671,621	203,127,278
Tax payable	179,652,503	173,461,476
Dividends payable	210,369,929	16,758
Other payables	718,085,755	743,373,683

Total current liabilities	3,580,976,299	4,291,949,404

Non-current liabilities:
Deferred income	106,132,937	106,809,538

Total non-current liabilities	106,132,937	106,809,538

Total liabilities	3,687,109,236	4,398,758,942

Owners’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,564,461,609	11,564,461,609
Surplus reserves	2,825,593,469	2,825,593,469
Retained earnings	6,987,631,379	6,657,023,269

Total owner’s equity	28,461,223,457	28,130,615,347

Total liabilities and owners’ equity	32,148,332,693	32,529,374,289

Chairman: Wu Yong    General Manager: Hu Lingling    Chief Accountant: Tang Xiangdong    Chief of Finance Department: Lin Wensheng

Combined Statement of Profit

January to September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Amount for the period (Jul-Sep)	Amount for the previous period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
I. Total revenues from operation	4,755,674,699	4,587,610,430	13,167,657,172	12,666,213,585
Include: Revenues from operation	4,755,674,699	4,587,610,430	13,167,657,172	12,666,213,585
II. Total operating costs	4,253,216,075	4,049,377,257	11,993,612,381	11,200,011,519
Include: Operating costs	4,176,011,401	3,973,897,624	11,780,233,948	10,995,624,672
Business tax and surcharges	17,241,804	15,150,868	46,199,021	49,504,981
Selling expenses	1,265,286	3,678,569	3,162,602	8,036,198
Management expenses	61,275,756	62,009,403	170,816,210	166,482,402
Finance costs	(2,621,580)	(5,358,807)	(7,030,515)	(19,635,934)
Assets impairment loss	43,408	(400)	231,115	(800)
Add: Gains from fair value changes (loss denoted by “—”)	—	—	—	—
Gains from investments (loss denoted by “—”)	7,838,900	9,992,504	14,539,010	16,126,300
Include: Gains from investments in associates and joint ventures	1,366,048	4,108,304	8,066,158	10,242,100
III. Profit from operation (loss denoted by “—”)	510,297,524	548,225,677	1,188,583,801	1,482,328,366
Add: Non-operating income	6,395,835	3,200,468	10,796,711	5,847,206
Include: Gain on disposal of non-current assets	64,166	137,136	709,772.00	269,577
Less: Non-operating expenses	14,661,891	13,284,337	24,375,684	42,990,629
Include: Loss on disposal of non-current assets	14,011,244	9,330,994	22,785,591	32,337,667

Combined Statement of Profit (Continued)

January to September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Amount for the period (Jul-Sep)	Amount for the previous period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
IV. Gross profit (gross loss denoted by “—”)	502,031,468	538,141,808	1,175,004,828	1,445,184,943
Less: Income tax expenses	122,026,386	131,610,559	288,780,879	358,978,970
V. Net profit (net loss denoted by “—”)	380,005,082	406,531,249	886,223,949	1,086,205,973
Net profit attributable to owners of the parent	379,769,770	407,613,063	888,485,481	1,089,435,737
Profit or loss of minority shareholders	235,312	(1,081,814)	(2,261,532)	(3,229,764)
VI. Net other comprehensive income after tax	—	—	—	—
VII. Total comprehensive income:	380,005,082	406,531,249	886,223,949	1,086,205,973
Total comprehensive income attributable to owners of the parent	379,769,770	407,613,063	888,485,481	1,089,435,737
Total comprehensive income attributable to minority shareholders	235,312	(1,081,814)	(2,261,532)	(3,229,764)
VIII. Earnings per share:
(1) Basic earnings per share (¥/share)	0.054	0.057	0.125	0.154
(2) Diluted earnings per share (¥/share)	0.054	0.057	0.125	0.154

Chairman: Wu Yong    General Manager: Hu Lingling    Chief Accountant: Tang Xiangdong    Chief of Finance Department: Lin Wensheng

Company Statement of Profit

January to September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Amount for the period (Jul-Sep)	Amount for the previous period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
I. Revenues from operation	4,662,195,218	4,469,606,662	12,921,280,198	12,321,681,742
Less: Operating costs	4,105,614,253	3,880,649,184	11,581,303,400	10,724,094,174
Tax and surcharges	16,422,235	14,764,704	44,012,390	41,165,670
Selling expenses	1,263,436	3,676,471	3,159,342	8,026,337
Management expenses	49,246,531	45,510,860	128,078,254	117,873,929
Finance costs	(2,461,223)	(5,207,613)	(6,569,399)	(19,158,054)
Assets impairment loss	43,408	(400)	81,115	(800)
Add: Gains from fair value changes (loss denoted by “—”)	—	—	—	—
Gains from investments (loss denoted by “—”)	7,838,900	13,527,047	27,318,565	29,203,866
Include: Gains from investments in associates and joint ventures	1,366,048	4,108,304	8,066,158	10,242,100
II. Profit from operation (loss denoted by “—”)	499,905,478	543,740,503	1,198,533,661	1,478,884,352
Add: Non-operating income	5,472,880	3,194,375	9,865,236	5,676,079
Include: Gain on disposal of non-current assets	64,166	137,025	709,772.00	250,202
Less: Non-operating expenses	14,594,034	13,173,740	24,284,606	42,601,140
Include: Loss on disposal of non-current assets	13,943,471	9,330,994	22,717,818	32,249,396
III. Gross profit (gross loss denoted by “—”)	490,784,324	533,761,138	1,184,114,291	1,441,959,291
Less: Income tax expenses	120,467,184	130,595,600	286,823,221	354,829,534

Company Statement of Profit (Continued)

January to September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Amount for the period (Jul-Sep)	Amount for the previous period (Jul-Sep)	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
IV. Net profit (net loss denoted by “—”)	370,317,140	403,165,538	897,291,070	1,087,129,757
V. Net other comprehensive income after tax	—	—	—	—
VI. Total comprehensive income	370,317,140	403,165,538	897,291,070	1,087,129,757
VII. Earnings per share:
(1) Basic earnings per share (¥/share)	N/A	N/A	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A	N/A	N/A

Chairman: Wu Yong    General Manager: Hu Lingling    Chief Accountant: Tang Xiangdong    Chief of Finance Department: Lin Wensheng

Combined Cash Flow Statement

January to September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	11,267,536,929	9,898,054,893
Cash received relating to other operating activities	54,359,372	20,123,534

Sub-total of cash inflows from operating activities	11,321,896,301	9,918,178,427

Cash paid for goods purchased and services accepted	3,582,846,307	3,264,444,564
Cash paid to and on behalf of employees	4,802,615,583	4,431,181,300
Tax paid	695,421,037	939,968,501
Cash paid relating to other operating activities	85,955,289	86,949,775

Sub-total of cash outflows from operating activities	9,166,838,216	8,722,544,140

Net cash flows from operating activities	2,155,058,085	1,195,634,287

II. Cash flows from investing activities:
Cash received from gains from investments	6,472,851	5,884,200
Net cash received from disposal of fixed assets, intangible assets and other long-term assets activities	753,814	16,570,129
Cash received relating to other investing activities	887,000	5,412,614

Sub-total of cash inflows from investing activities	8,113,665	27,866,943

Cash paid to construct fixed assets, intangible assets and other long-term assets	1,720,660,080	1,395,574,497
Cash paid relating to other investing activities	—	1,600,000

Sub-total of cash outflows from investing activities	1,720,660,080	1,397,174,497

Net cash flows from investing activities	(1,712,546,415)	(1,369,307,554)

Combined Cash Flow Statement (Continued)

January to September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
III. Cash flows from financing activities:
Cash for distribution of dividends, profits or repayment of interest payments	356,326,856	566,682,960

Sub-total of cash outflows from financing activities	356,326,856	566,682,960

Net cash flows from financing activities	(356,326,856)	(566,682,960)

IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	86,184,814	(740,356,227)
Add: Balance of cash and cash equivalents at the beginning of the period	1,359,656,179	2,326,803,114
VI. Balance of cash and cash equivalents at the end of the period	1,445,840,993	1,586,446,887

Chairman: Wu Yong    General Manager: Hu Lingling    Chief Accountant: Tang Xiangdong    Chief of Finance Department: Lin Wensheng

Company Cash Flow Statement

January to September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	10,995,548,269	9,552,308,225
Cash received relating to other operating activities	38,918,022	19,355,946

Sub-total of cash inflows from operating activities	11,034,466,291	9,571,664,171

Cash paid for goods purchased and services accepted	3,500,082,186	3,150,669,186
Cash paid to and on behalf of employees	4,650,397,652	4,250,880,468
Tax paid	675,451,691	912,805,582
Cash paid relating to other operating activities	79,633,484	84,040,043

Sub-total of cash outflows from operating activities	8,905,565,013	8,398,395,279

Net cash flows from operating activities	2,128,901,278	1,173,268,892

II. Cash flows from investing activities:
Cash received from gains from investments	21,574,360	19,918,907
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	747,533	16,527,328
Cash received relating to other investing activities	825,000	5,366,114

Sub-total of cash inflows from investing activities	23,146,893	41,812,349

Cash paid to construct fixed assets, intangible assets and other long-term assets	1,720,255,849	1,395,018,887

Sub-total of cash outflows from investing activities	1,720,255,849	1,395,018,887

Net cash flows from investing activities	(1,697,108,956)	(1,353,206,538)

Company Cash Flow Statement (Continued)

January to September 2017

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB Audit type: Unaudited

Item	Amount from the beginning of the year to the end of the reporting period (Jan-Sep)	Amount from the beginning of the previous year to the end of the reporting period (Jan-Sep)
III. Cash flows from financing activities:
Cash for distribution of dividends, profits or repayment of interest payments	356,326,856	566,682,960

Sub-total of cash outflows from financing activities	356,326,856	566,682,960

Net cash flows from financing activities	(356,326,856)	(566,682,960)

IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	75,465,466	(746,620,606)
Add: Balance of cash and cash equivalents at the beginning of the period	1,349,474,716	2,313,739,678
VI. Balance of cash and cash equivalents at the end of the period	1,424,940,182	1,567,119,072

Chairman: Wu Yong    General Manager: Hu Lingling    Chief Accountant: Tang Xiangdong    Chief of Finance Department: Lin Wensheng

4.2	Audit Report

☐  Applicable         ☒  Not applicable